UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Brio Software, Inc.
                               -------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    109704106
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]     Rule 13d-1(b)
             [_]     Rule 13d-1(c)
             [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109704106             SCHEDULE 13G                       Page  2 of 8
          ---------

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1.       Name of Reporting Person           General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             607,258
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        607,258

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  607,258
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               00

--------------------------------------------------------------------------------

CUSIP NO. 109704106             SCHEDULE 13G                       Page  3 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           General Atlantic Partners 18, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             607,258
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        607,258

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  607,258
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 109704106             SCHEDULE 13G                       Page  4 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           General Atlantic Partners 43, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             607,258
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        607,258

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  607,258
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 109704106             SCHEDULE 13G                       Page  5 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           GAP Coinvestment Partners, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        New York

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             607,258
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        607,258

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  607,258
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      1.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 109704106             SCHEDULE 13G                       Page  6 of 8
          ---------

         This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of March 16, 2000, with respect to the shares of common stock, par value $0.001 per share, of Brio Software, Inc.

Item 1.  (a)      NAME OF ISSUER

         Brio Software, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         4980 Great America Parkway
         Santa Clara, California  95054

Item 2.  (a)      NAMES OF PERSONS FILING

         General Atlantic Partners, LLC ("GAP")
         General Atlantic Partners 18, L.P. ("GAP 18")
         General Atlantic Partners 43, L.P. ("GAP 43")
         GAP Coinvestment Partners, L.P. ("GAPCO" and, together with GAP, GAP 18 and GAP 43, the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

         c/o General Atlantic Service Corporation
         3 Pickwick Plaza
         Greenwich, CT 06830

         (c)      CITIZENSHIP

         GAP -- Delaware
         GAP 18 -- Delaware
         GAP 43 -- Delaware
         GAPCO -- New York

         (d)      TITLE OF CLASS OF SECURITIES

         Common Stock, par value $0.001 per share (the "Shares")

         (e)      CUSIP NUMBER

         109704106

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b).

Item 4. As of December 31, 2002, GAP, GAP 18, GAP 43 and GAPCO owned of record no Shares, 320,985 Shares, 208,349 Shares and 77,924 Shares, respectively, or 0.0%, 0.8%, 0.6% and 0.2%, respectively, of the issued and outstanding Shares. The general partner of GAP 18 and GAP 43 is

CUSIP NO. 109704106             SCHEDULE 13G                       Page  7 of 8
          ---------

         GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon
         M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 2002, each of the Reporting Persons may be deemed to own beneficially an aggregate of 607,258 Shares or 1.6% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 607,258 Shares that may be deemed to be owned beneficially by each of them.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         The Reporting Persons have ceased to beneficially own more than 5% of the Shares.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         See Item 4.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 109704106             SCHEDULE 13G                       Page  8 of 8
          ---------

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003

                                    GENERAL ATLANTIC PARTNERS, LLC


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                    GENERAL ATLANTIC PARTNERS 18, L.P.


                                    By: General Atlantic Partners, LLC,
                                        its General Partner


                                        By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:   Thomas J. Murphy
                                            Title:  Attorney-in-Fact


                                    GENERAL ATLANTIC PARTNERS 43, L.P.

                                    By: General Atlantic Partners, LLC,
                                        its General Partner


                                        By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:   Thomas J. Murphy
                                            Title:  Attorney-in-Fact


                                    GAP COINVESTMENT PARTNERS, L.P.


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact